GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED

March 26, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

This is to inform you that the Company has commissioned its following plants:-

a) 3.3 million TPA capacity Clinkerisation Plant at its Aditya Cement Unit II at Sambhupura (Rajasthan);

b) a new 1.3 million TPA Grinding Unit at Panipat (Haryana); and

c) 23 MW Captive Thermal Power Plant at its Vikram Cement Unit at Jawad (M.P.).

08003163

Thanking you,

Yours faithfully,
For Grasim Industries Limited

Ashok Malu
Company Secretary

PROCESSED
JUN 12 2008
THOMSON REUTERS

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

April 16, 2008

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra Kurla Complex
Bandra (E),
Mumbai 400051

The Stock Exchange
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400001

Dear Sir,

Pursuant to Clause 47C of the Listing Agreement, we are sending herewith a copy of Compliance Certificate dated 16th April, 2008 of M/s. A. Mehta & Co., practicing Company Secretary, for the half year ended 31.03.2008.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl : as above

BY AIR MAIL

Cc: **Securities & Exchange Commission**
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

- for information along with a copy of the aforesaid Compliance Certificate

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)